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Securities and Exchange

MAR - 1 2017

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PENSION FUND EVALUATIONS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 MIDDLE COUNTRY ROAD

(No. and Street)

CENTEREACH	NY	11720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY G. PHILLIPS 631-585-8282

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP

(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK, NY	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREGORY G. PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSION FUND EVALUATIONS INC., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERTA GUZZONE
Notary Public, State of New York
Qualified in Suffolk County
No. 02GU5070933
My Commission Expires Jan. 6, 2017

Roberta Guzzone
Notary Public

Greg Phillips
Signature

President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	49,585
Due from broker		35,758
Fixed assets - net of accumulated depreciation of $20,878(Note 2d)		16,317
Due from stockholder (Note 3)		126,476
Prepaid expenses		4,221
Other assets		3,789
Total assets	$	236,146
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	38,392
Total liabilities		38,392
Commitments and Contingencies (Note 4 and 5)		
Stockholders' equity (Note 6)		
Common stock - par value $.10; 1,000,000 shares authorized, 100,000 shares issued and outstanding		10,000
Additional paid-in capital		305,150
Accumulated (deficit)		(117,396)
Total stockholders' (deficit)		197,754
Total liabilities and stockholders' equity	$	236,146

The accompanying notes are an integral part of this statement.

Note 1- Nature of Business

Pension Fund Evaluations, Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company mainly provides advisory services to investors. The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

(a) Revenue Recognition

Advisory fees are recognized as revenues on a monthly basis as earned. Commissions and related clearing charges are reported on a trade date basis as transactions occur.

(b) Income Tax

The Company has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code and New York State Tax regulations. The Company does not pay Federal or State Corporate Income Taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the company's taxable income.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

(d) Depreciation

Depreciation is computed by the modified accelerated cost recovery method over the estimated useful lives of the assets, which does not differ materially from generally accepted accounting depreciation methods.

Note 2- Summary of Significant Accounting Policies (continued)

(e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

(f) *401(K) Plan*
The Company has a plan which qualifies under 401(K) of the Internal Revenue Service code and covers employees who have completed one-half year of service and have reached the age of 18.

(g) *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2016 and February 27, 2017 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Due from Stockholder

The amount due from stockholder is non-interest bearing and has no fixed repayment terms.

Note 4- Commitments and Contingencies

Office Lease
The Company leases its premises under a lease expiring March 31, 2017. At December 31, 2016, the minimum rental commitment, before escalations under the lease, is as follows:

Year	Amount
2017	7,460

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 %. At December 31, 2016, the Company had net capital of $11,193, which was $6,193 in excess of its required net capital of $5,000. The Company's net capital ratio was 343.00%.

A copy of the Company's Statement of Financial Condition as of December 31, 2016, pursuant to the Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

PENSION FUND EVALUATIONS, INC.

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2016

SCHEDULE 1

Credit Factors		
Stockholders' equity		$ 197,754
Total credit factors		197,754
Debit Factors		
Due from broker		35,758
Furniture and fixtures - net		16,317
Due from stockholder		126,476
Prepaid expenses		4,221
Other assets		3,789
Total debit factors		186,561
Net Capital		11,193
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Remainder: Capital in excess of all requirements		$ 6,193
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	38,392	
Divided by: Net capital	11,193 = 343.00%	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 38,392
		$ 38,392

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2016.

The accompanying notes are an integral part of this statement.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street. New York. NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner. C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin. C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc. (the Company) as of December 31, 2016 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the Pension Fund Evaluations, Inc.'s financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 22, 2017